中信泰富有限公司

BY COURIER

===========

Exemption No. 82-5232

CITIC PACIFIC

Date : 19th December, 2002

02060821

Securities and Exchange Commissio
Division of Corporate Finance
Office of International Corporate Fina.
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

DEC 23 2002

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since November 20, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-1994

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since November 20, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : December 5, 2002
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Clarifying Press Announcement
   Date : November 28, 2002
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Press Announcement on connected transaction in relation to transfer of 30% registered capital of Shanghai DCH Shuanghui IBP Co., Ltd.
   Date : December 16, 2002
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Press Announcement on connected transactions in relation to establishment of a PRC joint venture and transfer of 20% interest in registered capital of Jiangyin Xingcheng Special Steel Works Co., Ltd.
   Date : December 18, 2002
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : A Form of Share Buyback Report to HKSE
   Date : December 18, 2002
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th November, 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 5th December, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,189,780,160	--	---

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	11,550,000	--	--	--	11,550,000	Nil
2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price:* *HK$* ______						
2. ______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: Nil

Authorised Signatory:

Remarks : ______

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The directors ("Directors") of CITIC Pacific Limited ("Company") have noted certain press articles relating to (i) the legality of the IDD wholesale telecommunications operations of the Company and its subsidiaries ("Group") in the People's Republic of China ("PRC") and (ii) the directive issued by the State Council of the PRC requiring regional governments in the PRC to settle properly with foreign investors in relation to projects with guaranteed fixed returns by 31 December 2002 and the impact that this may have on certain investments of the Group in Shanghai, the PRC. Accordingly, the Directors are making this clarification announcement.

The Directors have noted certain press articles relating to (i) the legality of the Group's IDD wholesale telecommunications operations in the PRC and (ii) the directive issued by the State Council of the PRC which requires regional governments in the PRC to settle properly with foreign investors in relation to projects with guaranteed fixed returns and the impact that this may have on certain investments of the Group in the PRC.

Regarding the legality of the Group's IDD wholesale telecommunication operations in the PRC, the Directors confirm that the Group's IDD wholesale operations (operated by CITIC Telecom 1616 Limited, a wholly-owned subsidiary) are conducted by connecting the network into the international gateway of designated telecommunication operators in the PRC approved by the Ministry of Information Industry for interconnecting with international carriers. The Group's IDD wholesale operations are therefore conducted in accordance with the relevant requirements in the PRC. For the 12 months ended 30 September 2002 CITIC Telecom 1616 Limited had a 32% market share for all outgoing calls from Hong Kong to the rest of the PRC (excluding Macau and Taiwan). It is envisaged by the Board that the crackdown on illegal operators may be beneficial to the Group's wholesale telecommunications operations in the PRC.

The Group has been involved in infrastructural projects in Shanghai with fixed investment returns since the early 1990s. The Group's investment in projects in Shanghai affected by the directive issued by the State Council of the PRC which requires regional governments in the PRC to settle properly with foreign investors in relation to projects with guaranteed fixed returns by 31 December 2002 will have a total investment amount of approximately US$751 million (approximately HK$5,858 million) as at 31 December 2002. Returns before 31 December 2002 are unaffected by this directive and accordingly the directive does not have any effect on the results of the Group for the year ending 31 December 2002. The contribution to the Group for the year ending 31 December 2003 from the investment in projects in Shanghai affected by the directive would have been approximately HK$820 million.

Regarding guaranteed fixed investment returns, the Group is in discussions with its Shanghai joint venture partners in connection with the investments which may be affected. The discussions are at a preliminary stage and no arrangements have been reached. **Without concrete details, it is imprudent to make any assessment in relation to any financial impact upon the Group.** Ways of settling the matter as set out in the directive include (but are not limited to) amendment to the terms of the joint venture, sale of the Group's interest to the Group's PRC partners, a change to the nature of the investment so that the liability becomes a debt owed to a foreign party and liquidation of the joint venture company. As the last option is only appropriate for insolvent companies or ones which cannot carry on business, this option is inappropriate for the Group's affected investments. The Directors are of the view that it is unlikely that the Group will have to make any provisions in relation to the affected investments. The Group's investments in Shanghai so affected are the Yang Pu bridge, Nan Pu bridge, Xu Pu bridge, Da Pu Lu tunnel, Yanan East Road tunnel, Hu Jia toll road. Further announcements will be made as and when appropriate.

Shareholders of the Company are reminded to exercise caution when dealing in the securities of the Company.

By Order of the Board
Alice Tso Mun Wai
Secretary

Hong Kong, 28 November 2002

Note: Translation of the US$ to HK$ stated in this announcement is based on the rate of US$1.00 = HK$7.8 for reference only.

SCMP 29/11/2002

S.C.M.P. 17th December, 2002 (Tue)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of contents of this announcement.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

TRANSFER OF 30% REGISTERED CAPITAL OF SHANGHAI DCH SHUANGHUI IBP CO., LTD.
(上海大昌雙滙艾波有限公司)

The Directors announce that on 16 December 2002, Mainstream Holdings (a 55% owned subsidiary of CITIC Pacific) and Shuanghui Investment entered into the Sale and Purchase Agreement whereby:–

(a) Mainstream Holdings agreed to transfer a 30% interest in the registered capital of DCH Shuanghui to Shuanghui Investment for a consideration of RMB18.7 million (approximately HK$17.6 million); and

(b) after the completion of the transfer of the 30% interest, the registered capital of DCH Shuanghui will be increased by RMB46.75 million (approximately HK$44.1 million), of which 60% (amounting to approximately HK$26.5 million) will be contributed by Shuanghui Investment in Renminbi and 40% (amounting to approximately HK$17.6 million) by Mainstream Holdings in US dollars.

Mainstream Holdings also entered into two further agreements with Shuanghui Investment for the corresponding amendments to the joint venture contract and the articles of association of DCH Shuanghui.

DCH Shuanghui is engaged in the business of producing and selling meat and related food products. Immediately after the completion of the transfer of the 30% interest, DCH Shuanghui will be owned as to 60% by Shuanghui Investment and 40% by Mainstream Holdings and will no longer be a subsidiary of the Company.

Being a substantial shareholder of DCH Shuanghui, which is a subsidiary of CITIC Pacific, Shuanghui Investment is a connected person (as defined in the Listing Rules) of CITIC Pacific. Accordingly, the transfer of the 30% interest in DCH Shuanghui from Mainstream Holdings to Shuanghui Investment will constitute a connected transaction of CITIC Pacific under the Listing Rules. The aggregate value of the connected transaction represents more than 0.03% but less than 3% of the book value of the net tangible assets of the Group. Details of this connected transaction will be included in the 2002 annual report of the Company.

SALE AND PURCHASE AGREEMENT

Date	:	16 December 2002
Parties	:	(1) Mainstream Holdings, a 55% owned subsidiary of CITIC Pacific, as vendor; and (2) Shuanghui Investment, a connected person of CITIC Pacific, as purchaser.
Asset Disposed	:	30% of the registered capital, fully paid, of DCH Shuanghui (being paid up capital of RMB32.4 million (approximately HK$30.55 million)) and all other rights and obligations attached thereto pursuant to the joint venture contract and articles of association of DCH Shuanghui
Consideration	:	RMB18.7 million (approximately HK$17.6 million), payable in US dollars equivalent by Shuanghui Investment to Mainstream Holdings within 7 business days from the date of completion of the transfer The consideration was arrived at after arm's length negotiations between the parties and reflects, on a dollar-for-dollar basis, the unaudited net asset value of DCH Shuanghui as at 30 November 2002 (as valued by the Valuer) of approximately RMB62.32 million (approximately HK$58.77 million); 30% of which amounts to approximately RMB18.7 million (approximately HK$17.6 million).

As at the date of this announcement, the registered capital of DCH Shuanghui is RMB108 million, of which RMB75.6 million was contributed by Mainstream Holdings and RMB32.4 million by Shuanghui Investment. After the completion of the transfer of the 30% interest in DCH Shuanghui, the registered capital of DCH Shuanghui will be increased to RMB154.75 million. The additional registered capital amounting to RMB46.75 million will be contributed in the proportions of 40:60 by Mainstream Holdings in US dollars (amounting to approximately HK$17.6 million) and by Shuanghui Investment in Renminbi (amounting to approximately HK$26.5 million).

Mainstream Holdings also entered into two further agreements with Shuanghui Investment for the corresponding amendments of the joint venture contract and the articles of association of DCH Shuanghui, including, inter alia, the changing of the name of DCH Shuanghui to "Shanghai Shineway DCH Tyson Co., Ltd. (上海雙滙大昌泰森有限公司)" and corresponding change to profit-sharing arrangement in proportion to their respective contribution in the registered capital of DCH Shuanghui.

CONNECTED TRANSACTION

Being a substantial shareholder of DCH Shuanghui, which is a subsidiary of CITIC Pacific, Shuanghui Investment is a connected person (as defined in the Listing Rules) of CITIC Pacific. Accordingly, the transfer of the 30% interest in DCH Shuanghui from Mainstream Holdings to Shuanghui Investment will constitute a connected transaction of CITIC Pacific under the Listing Rules. The aggregate value of the connected transaction represents more than 0.03% but less than 3% of the book value of the net assets of the Group. Details of this connected transaction will be included in the 2002 annual report of the Company.

Completion	:	Completion of the transfer will take place on the date on which all relevant documents have been signed and the approvals of each of the Shanghai Foreign Investment Working Committee (上海市外國投資工作委員會) and the Shanghai Administration for Industry and Commerce (上海市工商行政管理局) for the amendment and registration of the business licence of DCH Shuanghui have been obtained.

Before the transfer of the 30% interest in DCH Shuanghui, DCH Shuanghui is owned as to 70% by Mainstream Holdings and 30% by Shuanghui Investment. Immediately after the completion of the transfer, DCH Shuanghui will be owned as to 40% by Mainstream Holdings and 60% by Shuanghui Investment and will no longer be a subsidiary of the Company. The shareholding structures of DCH Shuanghui immediately prior to and after the transfer are set out below:-

Immediately prior to the completion of the transfer


CITIC Pacific Ltd.
100%
DCH Food Industries Ltd.
IBP Caribbean Inc.
55%
45%
Mainstream Holdings
Shuanghui Investment
70%
30%
DCH Shuanghui

Immediately after the completion of the transfer


CITIC Pacific Ltd.
100%
DCH Food Industries Ltd.
IBP Caribbean Inc.
55%
45%
Mainstream Holdings
Shuanghui Investment
40%
60%
DCH Shuanghui

DCH SHUANGHUI

DCH Shuanghui is engaged in the business of producing and selling meat and related food products. As at 31 December 2001, the audited net asset value of DCH Shuanghui (in accordance with PRC generally accepted accounting principles) was approximately RMB67.8 million (approximately HK$63.93 million). For the year ended 31 December 2000, the audited net loss of DCH Shuanghui (in accordance with PRC generally accepted accounting principles) both before and after taxation was approximately RMB18.27 million (approximately HK$17.23 million). For the year ended 31 December 2001, the audited net loss of DCH Shuanghui (in accordance with PRC generally accepted accounting principles) both before and after taxation was approximately RMB13.09 million (approximately HK$12.34 million).

REASONS FOR THE DISPOSAL OF THE 30% INTEREST IN DCH SHUANGHUI

With the increase in shareholding of Shuanghui Investment in DCH Shuanghui, it is anticipated that Shuanghui Investment will make greater contributions to DCH Shuanghui in terms of capital, know-how, sales and marketing and overall management. This should be beneficial to the Company as Mainstream Holdings will retain a 40% interest in DCH Shuanghui immediately after the completion of the transfer.

The sale proceeds will be applied towards the payment of the contribution to the increase in the registered capital of DCH Shuanghui by Mainstream Holdings as contemplated under the Sale and Purchase Agreement.

The Directors (including the independent non-executive directors) consider that the terms of the Sale and Purchase Agreement are normal commercial terms and are fair and reasonable and in the interests of CITIC Pacific and all its shareholders as a whole.

Term used in this announcement:

"Board"	the board of directors of the Company
"Company" or "CITIC Pacific"	CITIC Pacific Limited, a company listed on the main board of the Stock Exchange
"DCH Shuanghui"	Shanghai DCH Shuanghui IBP Co., Ltd. (上海大昌雙滙艾波有限公司), a sino-foreign joint venture company established in the PRC
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mainstream Holdings"	Mainstream Holdings Ltd. (華新控股有限公司), a company incorporated in Hong Kong and a 55% owned subsidiary of CITIC Pacific
"PRC"	the People's Republic of China (excluding Hong Kong, Macau and Taiwan for the purpose of this announcement)
"RMB"	Renminbi, the lawful currency of the PRC
"Sale and Purchase Agreement"	the agreement dated 16 December 2002 entered into between (1) Mainstream Holdings; and (2) Shuanghui Investment
"Shuanghui Investment"	河南雙滙投資發展股份有限公司, a company established in the PRC and listed on the Shenzhen Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US dollars"	the legal currency of the United States of America
"Valuer"	Shanghai Lixin Appraisal Limited (上海立信資產評估有限公司), an independent asset valuer not connected with the Company, its directors, chief executive or substantial shareholders or any of its subsidiaries or any of their respective associates

The exchange rate of RMB to Hong Kong dollars quoted in this announcement adopts the rate of RMB1 equivalent to HK$ 0.943

By Order of the Board
Alice Tso Mun Wai
Secretary

Hong Kong, 16 December 2002

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

ESTABLISHMENT OF A PRC JOINT VENTURE
江陰泰富興澄特種材料有限公司
AND
TRANSFER OF 20% INTEREST IN REGISTERED CAPITAL OF JIANGYIN XINGCHENG SPECIAL STEEL WORKS CO., LTD.
(江陰興澄特種鋼鐵有限公司)

The Directors of CITIC Pacific announce that on 18 December 2002,

(a) Connemera (a wholly owned subsidiary of CITIC Pacific), Jiangsu CP Xingcheng (a 54.7% owned subsidiary of CITIC Pacific) and Jiangyin Steel Mill entered into the Joint Venture Contract and the Articles of Association for the establishment of the New JV, a new joint venture company; and

(b) Jiangsu CP Xingcheng entered into two sale and purchase agreements with Maxy Rich (a wholly-owned subsidiary of CITIC Pacific) and Jiangyin Steel Mill respectively for the acquisition by Jiangsu CP Xingcheng of a 20% interest in the registered capital of Special Steel Co., an existing joint venture company between Maxy Rich and Jiangyin Steel Mill and all the three parties entered into a new joint venture contract and a new articles of association in relation to Special Steel Co..

Upon its establishment, the New JV will be owned as to 30.25% by Connemera, 45% by Jiangsu CP Xingcheng and 24.75% by Jiangyin Steel Mill, and the New JV will become a subsidiary of the Company.

After the transfer of the 20% interest in the registered capital of Special Steel Co. to Jiangsu CP Xingcheng, Special Steel Co. will be owned as to 44% by Maxy Rich, 20% by Jiangsu CP Xingcheng and 36% by Jiangyin Steel Mill.

Jiangyin Steel Mill is a 40.8% shareholder of Jiangsu CP Xingcheng (which is a 54.7% owned subsidiary of CITIC Pacific) and a substantial shareholder of several other subsidiaries of CITIC Pacific, and therefore is a connected person (as defined in the Listing Rules) of CITIC Pacific. Accordingly, the establishment of the New JV and the transfer of the 20% interest in the registered capital of Special Steel Co. to Jiangsu CP Xingcheng constitute connected transactions of CITIC Pacific under the Listing Rules.

The total investment and the registered capital of the New JV amount to US$25,000,000 (approximately HK$195,000,000) and US$10,000,000 (approximately HK$78,000,000) respectively. Connemera and Jiangsu CP Xingcheng, being subsidiaries of CITIC Pacific, will altogether contribute 75.25% of the registered capital of the New JV. The total consideration for the transfer of the 20% interest in the registered capital of Special Steel Co. to Jiangsu CP Xingcheng is RMB220,707,236.40 (approximately HK$208,000,000). The aggregate value of the connected transactions, therefore, represents more than 0.03% but less than 3% of the book value of the net tangible assets of the Group. Details of the joint venture arrangement and the transfer of the registered capital of Special Steel Co. will be included in the 2002 annual report of the Company.

JOINT VENTURE CONTRACT AND ARTICLES OF ASSOCIATION FOR THE NEW JV

Date: 18 December 2002

Parties: (1) Connemera, a wholly owned subsidiary of CITIC Pacific;
(2) Jiangsu CP Xingcheng, a 54.7% subsidiary of CITIC Pacific; and
(3) Jiangyin Steel Mill, a connected person of CITIC Pacific.

Business: To engage in the production and sale of hot iron and the related products.

Total Investment: US$25,000,000 (approximately HK$195,000,000)

Registered Capital: US$10,000,000 (approximately HK$78,000,000) of which 30.25% will be contributed by Connemera, 45% by Jiangsu CP Xingcheng and 24.75% by Jiangyin Steel Mill. Capital contribution to be made by Connemera will be funded by internal resources of the Group and capital contribution to be made by Jiangsu CP Xingcheng will be funded out of its own internal resources.

Term: 50 years from the date of issue of the business licence of the New JV. Such term may be extended by unanimous board resolution with approval from the relevant PRC authorities.

The shareholding structure upon the establishment of the New JV is as follows:-


CITIC Pacific
Jiangyin Steel Mill
Other independent shareholders
54.7%
40.8%
4.5%
100%
Connemera
Jiangsu CP Xingcheng
30.25%
24.75%
45%

The shareholding structures of Special Steel Co. immediately prior to and after the transfer are set out below:-

Immediately prior to the transfer


CITIC Pacific
100%
Maxy Rich
Jiangyin Steel Mill
55%
45%
Special Steel Co.

* *CITIC Pacific's attributable interest in Special Steel Co. immediately prior to the transfer was 55%.*

Immediately after the transfer


CITIC Pacific
Jiangyin Steel Mill
Other independent shareholders
54.7%
40.8%
4.5%
100%
Maxy Rich
Jiangsu CP Xingcheng
44%
36%
20%
Special Steel Co.

the New JV

Upon its establishment, the New JV will become a subsidiary of the Company.

The terms of the Joint Venture Contract and the Articles of Association have been arrived at after arm's length negotiations. Pursuant to the Joint Venture Contract and the Articles of Association, the profit-sharing arrangement will be in proportion to the respective contribution in the registered capital of the New JV by each party.

Conditions

The Joint Venture Contract and the Articles of Association are conditional upon all necessary approvals from the relevant PRC authorities having been obtained.

TRANSFER OF 20% INTEREST IN THE REGISTERED CAPITAL OF SPECIAL STEEL CO.

Special Steel Co. is principally engaged in the production and sale of special steel and related products. As at 31 December 2001, the audited net asset value of Special Steel Co. was approximately RMB1,078,000,000 (i.e. approximately HK$1,017,000,000). For the year ended 31 December 2000, the audited net profit of Special Steel Co. both before and after taxation was approximately RMB65,000,000 (i.e. approximately HK$61,000,000) . For the year ended 31 December 2001, the audited net profit of Special Steel Co. both before and after taxation was approximately RMB124,000,000 (i.e. approximately HK$117,000,000).

The registered capital of Special Steel Co. was held as to 55% by Maxy Rich and 45% by Jiangyin Steel Mill prior to the transfer set out below:-

Maxy Rich Agreement

Date:	18 December 2002
Parties:	(1) Maxy Rich, a wholly-owned subsidiary of CITIC Pacific, as vendor; and (2) Jiangsu CP Xingcheng, a non wholly-owned subsidiary of CITIC Pacific, as purchaser.
Assets Acquired:	11% (or US$12,754,180 (approximately HK$99,482,604)) of the total registered capital of Special Steel Co. and all other rights attached to such registered capital pursuant to the joint venture contract and articles of association of Special Steel Co.
Consideration:	RMB121,388,980.02 (i.e. approximately HK$114,000,000) payable in cash within 5 business days after obtaining the approval certificate from the relevant PRC authorities (or such later date as the parties may agree). The consideration was arrived at after arm's length negotiations between the parties and reflects on a dollar-for-dollar basis 11% of the audited net asset value of Special Steel Co. as at 31 August 2002 of approximately RMB1,104,000,000 (i.e. approximately HK$1,041,000,000).
Completion:	Completion will take place on the date when the transfer is registered by the relevant PRC authorities which shall be within 6 business days after obtaining the approval certificate.

The consideration will be funded out of Jiangsu CP Xingcheng's internal resources.

The sale proceeds will be retained by the Group as general working capital.

Jiangyin Steel Mill Agreement

Date:	18 December 2002
Parties:	(1) Jiangyin Steel Mill, a connected person of CITIC Pacific, as vendor; and (2) Jiangsu CP Xingcheng, a non wholly-owned subsidiary of CITIC Pacific, as purchaser.
Assets Acquired:	9% (or US$10,435,240 (approximately HK$81,394,872)) of the total registered capital of Special Steel Co. and all other rights attached to such registered capital pursuant to the joint venture contract and articles of association of Special Steel Co.
Consideration:	RMB99,318,256.38 (i.e. approximately HK$94,000,000) payable in cash within 5 business days after obtaining the approval certificate from the relevant PRC authorities (or such later date as the parties may agree). The consideration was arrived at after arm's length negotiations between the parties and reflects on a dollar-for-dollar basis 9% of the audited net asset value of Special Steel Co. as at 31 August 2002 of approximately RMB1,104,000,000 (i.e. approximately HK$1,041,000,000).
Completion:	Completion will take place on the date when the transfer is registered by the relevant PRC authorities which shall be within 6 business days after obtaining the approval certificate.

The consideration will be funded out of Jiangsu CP Xingcheng's internal resources.

After the transfer of the 20% interest in the registered capital of Special Steel Co. to Jiangsu CP Xingcheng, Special Steel Co. will be owned as to 44% by Maxy Rich, 20% by Jiangsu CP Xingcheng and 36% by Jiangyin Steel Mill and will remain a subsidiary of the Company.

Upon the signing of the Maxy Rich Agreement and the Jiangyin Steel Mill Agreement, Maxy Rich, Jiangsu CP Xingcheng and Jiangyin Steel Mill also entered into a new joint venture contract and a new articles of association with respect to the management and their rights as shareholders of Special Steel Co. pursuant to which the profit-sharing arrangement will be in proportion to their respective contribution in the registered capital of Special Steel Co.

• ~~CITIC Pacific's attributable interest in Special Steel Co. immediately after the transfer will be approximately [illegible]%.~~

CONNECTED TRANSACTIONS

Jiangyin Steel Mill is a 40.8% shareholder of Jiangsu CP Xingcheng (which is a 54.7% subsidiary of CITIC Pacific) and a substantial shareholder of several other subsidiaries of CITIC Pacific, and therefore is a connected person (as defined in the Listing Rules) of CITIC Pacific. Accordingly, the establishment of the New JV and the transfer of the 20% interest in the registered capital of Special Steel Co. to Jiangsu CP Xingcheng constitute connected transactions of CITIC Pacific under the Listing Rules.

The total investment and the registered capital of the New JV amount to US$25,000,000 (approximately HK$195,000,000) and US$10,000,000 (approximately HK$78,000,000) respectively. Connemera and Jiangsu CP Xingcheng, being subsidiaries of CITIC Pacific will altogether contribute 75.25% of the registered capital of the New JV. The total consideration for the transfer of the 20% interest in the registered capital of Special Steel Co. to Jiangsu CP Xingcheng is approximately RMB220,707,236.40 (approximately HK$208,000,000). The aggregate value of the connected transactions, therefore, represents more than 0.03% but less than 3% of the book value of the net tangible assets of the Group. Details of the joint venture arrangement and the transfer of the registered capital of Special Steel Co. will be included in the 2002 annual report of the Company.

REASONS FOR THE JOINT VENTURE FOR THE NEW JV AND THE TRANSFER OF REGISTERED CAPITAL OF SPECIAL STEEL CO.

The Company's long term objective remains to develop a large diversified business focusing on infrastructure and supported by other businesses including industrial manufacturing. Steel manufacturing is a significant investment in CITIC Pacific's industrial portfolio. The formation of the New JV can provide further synergies to the investment.

The transfer of 20% interest in the registered capital of Special Steel Co. results in no significant change in the shareholding interest attributable to the Company and is only part of the reorganisation of Jiangsu CP Xingcheng in anticipation of its intended listing on the Shanghai Stock Exchange in 2003 . This listing is still at the preparatory stage and there is no definite timetable as to when it will take place. If the listing materialises, Jiangsu CP Xingcheng (which upon listing will cease to be a subsidiary of CITIC Pacific) intends to subscribe for additional registered capital in Special Steel Co. to increase its shareholding from 20% to 45%. A further announcement will be made as and when appropriate in accordance with the Listing Rules.

The Directors (including the independent non-executive directors) consider that the terms of the Joint Venture Contract, the Articles of the Association, the Maxy Rich Agreement and the Jiangyin Steel Mill Agreement are normal commercial terms and are fair and reasonable and in the interests of CITIC Pacific and all the shareholders as a whole.

Term used in this announcement:

"Articles of Association"	the articles of association entered into on 18 December 2002 between Connemera, Jiangsu CP Xingcheng and Jiangyin Steel Mill in relation to the New JV
"Company" or "CITIC Pacific"	CITIC Pacific Limited
"Connemera"	Connemera Inc., a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of CITIC Pacific
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Jiangsu CP Xingcheng"	江蘇泰富興澄特殊鋼股份有限公司 (Jiangsu CP Xingcheng Special Steel Co., Ltd.) , a company established under the laws of the PRC and a 54.7% subsidiary of CITIC Pacific
"Jiangyin Steel Mill"	江陰鋼廠 , a company established under the laws of the PRC and a connected person of CITIC Pacific
"Jiangyin Steel Mill Agreement"	the sale and purchase agreement dated 18 December 2002 whereby Jiangsu CP Xingcheng acquires 9% of the registered capital of Special Steel Co. from Jiangyin Steel Mill
"Joint Venture Contract"	the joint venture contract entered into on 18 December 2002 between Connemera, Jiangsu CP Xingcheng and Jiangyin Steel Mill in relation to the New JV
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Maxy Rich"	Maxy Rich Investments Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of CITIC Pacific
"Maxy Rich Agreement"	the sale and purchase agreement dated 18 December 2002 whereby Jiangsu CP Xingcheng acquires 11% of the registered capital of Special Steel Co. from Maxy Rich
"New JV"	江陰泰富興澄特種材料有限公司 , the joint venture company to be owned as to 30.25% by Connemera, 45% by Jiangsu CP Xingcheng and 24.75% by Jiangyin Steel Mill pursuant to the Joint Venture Contract and the Articles of Association. (This company has no official English company name for the time being)
"PRC"	the People's Republic of China
"Special Steel Co."	江陰興澄特種鋼鐵有限公司 (Jiangyin Xingcheng Special Steel Works Co., Ltd.), a company established under the laws of the PRC

The exchange rates of US dollars to Hong Kong dollars and RMB to Hong Kong dollars quoted in this announcement adopt the following rates respectively:

US$1 equivalent to HK$7.8 and
RMB1 equivalent to HK$ 0.943

By Order of the Board
Alice Tso Mun Wai
Secretary

Hong Kong, 18 December 2002

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

18th December, 19 2002

Dear Sir,

Name of Company: CITIC Pacific Limited
Description of Securities: Shares
A. Purchase Report
We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
18 December, 2002	1,320,000	on the Exchange	$14.95	$14.85	$19,645,100
Total	1,320,000				$19,645,100

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 1,320,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 1.26 %

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}}\right)$$

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 1,320,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(b) \times 100}{\text{issued share capital}}\right)$$ 0.06 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 14th March, 2002 which has been filed with the Exchange. ~~We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.~~

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) N/A

2. % of previous months turnover acquired this month to date

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}}\right)$$ N/A %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

For and on behalf of
CITIC PACIFIC LIMITED
中 信 泰 富 有 限 公 司

Signed ....
Secretary

Name: Alice Tso Mun Wai
~~Director~~ ~~or other duly authorised officer~~ Secretary
For and on behalf of CITIC Pacific Ltd
[Issuer's name]